EXHIBIT 99.1
VOLUNTARY CONDITIONAL CASH OFFER
by
ATIC International Investment Company LLC
(Company Registration No. 1170717)
(Incorporated in Abu Dhabi)
to acquire all the convertible redeemable preference shares in issue of
Chartered Semiconductor Manufacturing Ltd.
(Company Registration No. 198703584K)
(Incorporated in Singapore)

1.	INTRODUCTION
On 7 September 2009, the respective boards of directors of Chartered Semiconductor Manufacturing Ltd. (the “Company”) and ATIC International Investment Company LLC (the “Acquiror”) jointly announced (the “Joint Announcement”) that the Company and the Acquiror had entered into an implementation agreement dated 7 September 2009 to effect the proposed acquisition of all the issued and paid-up ordinary shares in the capital of the Company by the Acquiror by way of a scheme of arrangement under Section 210 of the Companies Act (Chapter 50 of Singapore) (the “Scheme”). The Acquiror is a company incorporated in Abu Dhabi and wholly-owned by Advanced Technology Investment Company LLC (“ATIC”). ATIC is a technology investment company wholly-owned by the Government of Abu Dhabi.

In the Joint Announcement, it is stated that an offer (“Preference Share Offer”) will be made by the Acquiror to the holders (the “Preference Share Holders”) of the convertible redeemable preference shares in the capital of the Company (the “CRPS”) to purchase all the CRPS held by the Preference Share Holders on the terms set out in the CRPS Offer Letter (as defined below).

Unless otherwise defined, terms used in this Announcement shall have the same meanings as defined in the CRPS Offer Letter (as defined below).

2.	THE PREFERENCE SHARE OFFER
The Acquiror has today made the Preference Share Offer upon the terms and conditions set out in the offer letter dated 12 October 2009 issued by the Acquiror to the Preference Share Holders (“CRPS Offer Letter”). A copy of the CRPS Offer Letter is attached as an appendix to this Announcement.

3.	CONSENT SOLICITATION
Preference Share Holders should note that if you are a registered Preference Share Holder, your acceptance of the Preference Share Offer will be deemed (in respect of the CRPS you have tendered in acceptance of the Preference Share Offer) to be:
(a)	your consent to pass Special Resolution (2) to amend Article 4A of the Articles in the manner set out in Appendix C of the CRPS Offer Letter;

(b)	if you have accepted the Preference Share Offer prior to the EGM and the Class Meeting, your undertaking to vote in favour of Special Resolution (2) at the EGM and the Class Meeting, and any adjournment thereof; and

(c)	your consent in writing pursuant to Article 4A.21(3) of the Articles to approve Special Resolution (2) to amend Article 4A of the Articles in the manner set out in Appendix C of the CRPS Offer Letter, which resolution, if consented to in writing by holders of at least three-fourths of the CRPS obtained within two (2) months of the Class Meeting, shall be as valid and effectual as a special resolution carried at the Class Meeting.

4.	DESPATCH OF CRPS OFFER LETTER
The CRPS Offer Letter containing the terms and conditions of the Preference Share Offer has today been despatched to the Preference Share Holders. Attached as an appendix to and enclosed together with the CRPS Offer Letter are a letter dated 12 October 2009 issued by the Company in connection with the Preference Share Offer and the Scheme Document, respectively.

5.	RESPONSIBILITY STATEMENT
The directors of the Acquiror and ATIC (including any director who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and the opinions expressed in this Announcement (other than those relating to the Company and its subsidiaries) are fair and accurate and that, where appropriate, no material facts have been omitted from this Announcement, the omission of which would make any statement in this Announcement misleading, and they jointly and severally accept responsibility accordingly. Where any information has been supplied by the Company or has been extracted or reproduced from published or otherwise publicly available sources, the sole responsibility of the directors of the Acquiror and ATIC for such information has been to ensure through reasonable enquiries, that such information has been accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement. The directors of the Acquiror and ATIC do not accept any responsibility for any information relating to or opinions expressed by the Company.
BY ORDER OF THE BOARD
Samak Azar
Director
12 October 2009

Any enquiries relating to the procedures for acceptance of the Preference Share Offer should be directed to:
Audrey Chan
Email: audrey.chan@bnymellon.com
Telephone: +65 6432 0355 (during office hours)
Carol Au
Email: carol.au@bnymellon.com
Telephone: +65 6432 0252 (during office hours)

3